Exhibit 99.2

PRESS RELEASE

Immatics Announces Third Quarter 2026

Financial Results and Business Update

•
Enrollment in the SUPRAME Phase 3 trial of anzu-cel (anzutresgene autoleucel, IMA203) is on track to complete the required randomizations by year-end to support final analysis for the primary PFS endpoint

•
SUPRAME topline data disclosure remains expected in H1 2027, followed by BLA submission in 2027

•
IMA203CD8 PRAME Cell Therapy: Updated Phase 1 data presented at ESMO Congress 2026 showed deep and durable anti-tumor activity across multiple tumor types and a manageable safety profile; in gynecologic cancers at clinically relevant doses, cORR was 55% and mDOR was 8.4 months

•
IMA402 PRAME Bispecific: Phase 1b data presented at ESMO Congress 2026 continue to demonstrate encouraging anti-tumor activity in multiple indications, alongside a favorable safety profile, within the recommended Phase 2 dose (RP2D) range. In patients with PRAME-high advanced melanoma cORR was 32%, mDOR was 12.5 months and 1-year OS rate was 91%

•
Cash and cash equivalents as well as other financial assets of $536.3 million1 (€472.3 million) as of September 30, 2026; cash reach now projected into Q4 2028

1 All amounts converted using the exchange rate published by the European Central Bank in effect as of September 30, 2026 (1 EUR = 1.1355 USD).

Immatics Press Release November 10, 2026 1 | 14

Houston, Texas and Tuebingen, Germany, November 10, 2026 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), the global leader in precision targeting of PRAME with multiple clinical-stage programs spanning cell therapies and bispecifics, today provided a business update and reported financial results for the quarter ended September 30, 2026.

“Our focus is clear: completing enrollment in the Phase 3 SUPRAME trial and preparing for the BLA filing for anzu-cel in melanoma. In addition, we continue to advance our Phase 1/2 bispecific and cell therapy programs across multiple cancer types,” said Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “Everything we do is guided by patients with cancer who urgently need new treatment options. This commitment drives our continued work across the PRAME franchise and our preparations for the anticipated launch of anzu-cel, positioning us well as we enter what we expect to be the defining year for Immatics.”

Third Quarter 2026 and Subsequent Company Progress

PRAME Franchise – Cell Therapy

Anzu-cel (IMA203) PRAME Cell Therapy – First Market Entry in Advanced Melanoma

Anzu-cel (anzutresgene autoleucel), previously called IMA203, is Immatics’ lead PRAME cell therapy and is expected to be the Company’s first PRAME therapy to enter the market in advanced melanoma. The estimated addressable patient population for anzu-cel in second-line or later (2L) advanced melanoma includes ~10,000 patients2.

Phase 3 trial, SUPRAME, for anzu-cel (IMA203) in previously treated, advanced melanoma

•
Immatics’ global, randomized, controlled, multi-center Phase 3 clinical trial, SUPRAME, is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel PRAME cell therapy as monotherapy vs. investigator's choice in patients with unresectable or metastatic melanoma who have received prior treatment with a PD-1 immune checkpoint inhibitor. Anzu-cel received FDA Orphan Drug Designation and FDA RMAT designation, which includes all the benefits of FDA Breakthrough Therapy Designation.
•
SUPRAME is designed to be an adequate and well-controlled clinical trial to generate the data supporting full regulatory approval of anzu-cel.
•
The primary endpoint for SUPRAME is blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Key secondary endpoints include overall survival (OS), objective response rate (ORR), safety and patient-reported outcomes measuring quality of life.

2 Refers to PRAME+/HLA-A*02:01+ patients per year in the U.S. and EU5 in 2028; Source: Company Forecast 2026.

Immatics Press Release November 10, 2026 2 | 14

•
Enrollment in SUPRAME, currently ongoing in North America and Europe, remains on track to complete required randomizations by year-end to support final analysis for the primary endpoint.
•
The Company expects to disclose topline data from the final PFS analysis in the first half of 2027, followed by a BLA submission in 2027.

Phase 1/2 trial for anzu-cel (IMA203) in previously treated, metastatic melanoma

•
Updated Phase 1b clinical data presented at the 2026 ASCO Annual Meeting showed durable anti-tumor activity at longer follow-up in metastatic melanoma, including 56% confirmed objective response rate (cORR), 14.6 months median duration of response (mDOR), 6.1 months median PFS (mPFS) and 16.2 months median OS (mOS). The OS rate was 70% at 12 months and 46% at 24 months. Anzu-cel maintained an expected and manageable tolerability profile. Exploratory analyses, presented at ESMO Congress 2026, further characterized durable clinical benefit and hematologic recovery following one-time treatment with anzu-cel, strengthening its clinical profile.

Phase 2 cohort for anzu-cel (IMA203) PRAME cell therapy in patients with metastatic uveal melanoma

•
A Phase 2 cohort to treat approximately 30 additional patients with metastatic uveal melanoma is ongoing and being conducted at select centers in the U.S. and Germany with expertise in uveal melanoma.
•
Data from the ongoing single-arm Phase 1b trial as well as the Phase 2 cohort in metastatic uveal melanoma are intended to support a potential label expansion for anzu-cel following expected initial approval in unresectable or metastatic melanoma.

Commercial and Cell Product Manufacturing Update

•
The Company continues to build the commercial infrastructure for the anticipated launch of anzu-cel, subject to FDA approval.
•
Effective September 28, 2026, Jason Braun was appointed Chief Commercial Officer. Mr. Braun joined Immatics in January 2024 and has led the development of the Company’s commercial strategy and the build-out of its commercial team in preparation for the anticipated launch of anzu-cel. He previously led the marketing launch of Yescarta® and held commercial leadership roles at Kite, Pharmacyclics, Dendreon and Amgen.
•
Key leadership positions across the commercial and medical affairs teams have been filled with seasoned leaders from the U.S. biotech and pharmaceutical industry, bringing extensive expertise in commercial cell therapy.

Immatics Press Release November 10, 2026 3 | 14

•
The Company operates a fully functional 100,000-square-foot R&D and cell therapy manufacturing facility in the Houston metropolitan area, with capacity to support ongoing clinical trials and commercial supply.

IMA203CD8 PRAME Cell Therapy – Expansion to All Advanced PRAME Cancers

IMA203CD8 is the Company’s PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers. Given its pharmacology profile, the Company intends to pursue the clinical development of this product candidate through targeted cohorts in selected tumor types to build the clinical evidence base for a broader, tumor-agnostic application.

•
On October 23, 2026, updated Phase 1 data were presented at ESMO Congress 2026. IMA203CD8 PRAME cell therapy demonstrated deep and durable anti-tumor activity across multiple tumor types with a consistent and manageable safety profile, supporting its tumor-agnostic potential. Among patients with advanced, heavily pretreated gynecologic cancers treated at clinically relevant doses, the cORR was 55% and mDOR was 8.4 months.
•
Phase 1a dose escalation is complete. Immatics is currently enrolling patients with uterine cancer at clinically relevant doses to further expand the clinical dataset in this indication.
•
In addition, a Phase 1/2 investigator-initiated trial (IIT) in patients with PRAME-positive pediatric cancers is planned to start in H1 2027.
•
The clinical activity of IMA203CD8 observed across tumor types with distinct biology and differing levels of PRAME expression, including ovarian cancer, uterine cancer, melanoma and synovial sarcoma, supports the broad applicability of IMA203CD8 across PRAME-positive cancers. The development approach for IMA203CD8 will leverage targeted cohorts of selected tumor types, such as ovarian cancer, uterine cancer, rare cancers and pediatric cancers to build the clinical evidence base for broader, tumor-agnostic application.

Immatics Press Release November 10, 2026 4 | 14

PRAME Franchise - Bispecifics

IMA402 PRAME Bispecific – Expansion to Earlier-Line PRAME Cancers

To expand the PRAME opportunity to earlier-line PRAME cancers, the Company is developing its off-the-shelf, next-generation, half-life extended TCR bispecific, IMA402, as a monotherapy or in combination with standard of care. In addition, Immatics is exploring the combination of IMA402 PRAME bispecific with IMA401 MAGEA4/8 bispecific in squamous non-small cell lung cancer (sqNSCLC) and potentially other solid tumor indications.

•
On October 24, 2026, updated Phase 1b data were presented at ESMO Congress 2026. IMA402 demonstrated favorable tolerability as monotherapy and in combination with an immune checkpoint inhibitor (ICI). In the efficacy population treated within the RP2D range, IMA402 demonstrated deep and durable responses, with a cORR of 25% across all tumor types and PRAME expression levels. Among patients with PRAME-high tumors a cORR of 32% was observed. In patients with PRAME-high advanced melanoma, cORR was 32%, mDOR was 12.5 months and 1-year OS was 91%.
•
The promising clinical profile of IMA402 supports a development path across various solid tumors in earlier and later treatment lines. These include combination approaches with ICIs in melanoma and in gynecologic cancers, as well as IMA402 in combination with the Company’s MAGEA4/8-directed bispecific, IMA401, in lung cancer with first data expected in 2027.
•
Furthermore, the use of Immatics’ proprietary rapid, sensitive and reliable liquid biopsy-based PRAME testing enables precise patient selection and could support potential fast-to-market strategies, subject to regulatory approval, in PRAME-high melanoma and beyond.

Immatics Press Release November 10, 2026 5 | 14

Third Quarter 2026 Financial Results

Cash Position: Cash and cash equivalents, as well as other financial assets, total $536.3 million1 (€472.3 million) as of September 30, 2026, compared to $532.9 million1 (€469.3 million) as of December 31, 2025. The change is primarily the result of gross proceeds of a public offering of $172.5 million and an at-the-market offering of $25 million, offset by ongoing research and development activities.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $7.8 million1 (€6.9 million) for the three months ended September 30, 2026, compared to $5.9 million1 (€5.2 million) for the three months ended September 30, 2025. The increase is mainly due to a higher milestone as well as higher level of activity and proportion of costs incurred relative to the overall plan in our collaboration programs within the quarter.

Research and Development Expenses: R&D expenses were $79.8 million1 (€70.3 million) for the three months ended September 30, 2026, compared to $53.6 million1 (€47.2 million) for the three months ended September 30, 2025. The increase mainly resulted from costs associated with advancing the product candidates in clinical trials, particularly the SUPRAME trial.

General and Administrative Expenses: G&A expenses were $17.9 million1 (€15.8 million) for the three months ended September 30, 2026, compared to $14.4 million1 (€12.7 million) for the three months ended September 30, 2025. The increase mainly resulted from activities in preparation for commercialization of anzu-cel.

Net Loss: Net loss was $86.3 million1 (€76.0 million) for the three months ended September 30, 2026, compared to a net loss of $57.3 million1 (€50.5 million) for the three months ended September 30, 2025. The increase is mainly driven by higher costs associated with the SUPRAME trial in the three months ended September 30, 2026.

Full financial statements can be found in our Report on Form 6-K filed with the Securities and Exchange Commission (SEC) on November 10, 2026, and published on the SEC website under www.sec.gov.

Upcoming Investor Conferences

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Jefferies Global Healthcare Conference, London, United Kingdom – November 16 - 19, 2026
•
J.P. Morgan Healthcare Conference, San Francisco, US – January 11 - 14, 2027

To see the full list of events and presentations, visit: https://investors.immatics.com/events-presentations.

Immatics Press Release November 10, 2026 6 | 14

About PRAME

PRAME is a tumor-associated target expressed in more than 50 cancers. Immatics’ PRAME franchise includes multiple product candidates, therapeutic modalities, indications and combination approaches: anzu-cel (anzutresgene autoleucel; IMA203) and IMA203CD8, both PRAME-directed cell therapies, and IMA402, a PRAME-directed bispecific. Combination approaches include IMA402 with immune checkpoint inhibitors, IMA402 with the MAGEA4/8-directed bispecific IMA401, and anzu-cel in combination with Moderna’s PRAME mRNA therapy designed to enhance the cell therapy response.

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates, you can also follow us on LinkedIn and Instagram.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing and outcomes of IND, CTA, BLA and other regulatory filings, the timing of commercial launches, estimated market opportunities, manufacturing timetables, capacity and success rates, the potential benefits of product candidates, the Company’s intended strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a

Immatics Press Release November 10, 2026 7 | 14

representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

Immatics Press Release November 10, 2026 8 | 14

For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

Immatics Press Release November 10, 2026 9 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	6,923	5,187	23,679	28,505
Research and development expenses	(70,270)	(47,176)	(191,867)	(134,190)
General and administrative expenses	(15,810)	(12,673)	(44,260)	(37,520)
Other income	615	29	639	70
Operating result	(78,542)	(54,633)	(211,809)	(143,135)
Change in liabilities for warrants	(3,263)	—	(3,263)	1,730
Other financial income	5,816	4,250	18,973	14,684
Other financial expenses	(440)	(289)	(858)	(36,151)
Financial result	2,113	3,961	14,852	(19,737)
Loss before taxes	(76,429)	(50,672)	(196,957)	(162,872)
Taxes on income	407	127	629	2,123
Net loss	(76,022)	(50,545)	(196,328)	(160,749)
Net loss per share:
Basic	(0.50)	(0.42)	(1.39)	(1.32)
Diluted	(0.50)	(0.42)	(1.39)	(1.32)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(Euros in thousands)		(Euros in thousands)
Net loss	(76,022)	(50,545)	(196,328)	(160,749)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	352	(594)	3,419	(9,138)
Total comprehensive loss for the period	(75,670)	(51,139)	(192,909)	(169,887)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	September 30, 2026	December 31, 2025
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	276,614	345,918
Other financial assets	195,655	123,419
Accounts receivables	7,401	6,099
Income tax receivables	7,866	8,393
Other current assets	23,406	20,179
Total current assets	510,942	504,008
Non-current assets
Property, plant and equipment	38,572	42,111
Intangible assets	1,662	1,582
Right-of-use assets	11,093	12,786
Other non-current assets	3,454	1,850
Total non-current assets	54,781	58,329
Total assets	565,723	562,337
Liabilities and shareholders’ equity
Current liabilities
Provisions	8,402	—
Accounts payables	40,275	18,832
Deferred revenue	11,113	15,816
Liabilities for warrants	33,363	—
Lease liabilities	2,498	2,757
Other current liabilities	6,021	5,607
Total current liabilities	101,672	43,012
Non-current liabilities
Deferred revenue	10,922	18,541
Lease liabilities	11,452	12,878
Deferred tax liabilities	3,178	3,807
Total non-current liabilities	25,552	35,226
Shareholders’ equity
Share capital	1,523	1,341
Share premium	1,424,465	1,277,338
Accumulated deficit	(982,316)	(785,988)
Other reserves	(5,173)	(8,592)
Total shareholders’ equity	438,499	484,099
Total liabilities and shareholders’ equity	565,723	562,337

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2026	2025
	(Euros in thousands)
Cash flows from operating activities
Net loss	(196,328)	(160,749)
Taxes on income	(629)	(2,123)
Loss before tax	(196,957)	(162,872)
Adjustments for:
Interest income	(10,207)	(13,629)
Depreciation and amortization	8,655	9,231
Interest expenses	615	724
Equity-settled share-based payment	16,946	11,712
Net foreign exchange differences and expected credit losses	(8,840)	33,911
Change in liabilities for warrants	3,263	(1,730)
Loss from disposal of fixed assets	48	157
Changes in:
(Increase)/decrease in accounts receivables	(1,163)	2,658
(Increase) in other assets	(4,288)	(1,555)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	18,731	(15,028)
Interest received	10,086	22,558
Interest paid	(615)	(724)
Income tax paid	(1,776)	(8,107)
Income tax refunded	2,298	4,733
Net cash used in operating activities	(163,204)	(117,961)
Cash flows from investing activities
Payments for property, plant and equipment	(2,307)	(5,588)
Payments for intangible assets	(129)	(190)
Proceeds from disposal of property, plant and equipment	35	47
Payments for investments classified in Other financial assets	(241,787)	(280,651)
Proceeds from maturity of investments classified in Other financial assets	173,285	520,089
Net cash provided by/(used in) investing activities	(70,903)	233,707
Cash flows from financing activities
Proceeds from issuance of shares and warrants	170,355	13
Transaction costs from issuance of shares and warrants	(9,892)	—
Payments of lease liabilities	(2,267)	(2,211)
Net cash provided by/(used in) financing activities	158,196	(2,198)
Net increase/(decrease) in cash and cash equivalents	(75,911)	113,548
Cash and cash equivalents at the beginning of the period	345,918	236,748
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	6,607	(15,374)
Cash and cash equivalents at the end of the period	276,614	334,922

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2025	1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss	—	—	—	(9,138)	(9,138)
Net loss	—	—	(160,750)	—	(160,750)
Comprehensive loss for the period	—	—	(160,750)	(9,138)	(169,888)
Equity-settled share-based compensation	—	11,712	—	—	11,712
Share options exercised	—	13	—	—	13
Balance as of September 30, 2025	1,216	1,173,861	(750,291)	(8,107)	416,679
Balance as of January 1, 2026	1,341	1,277,338	(785,988)	(8,592)	484,099
Other comprehensive income	—	—	—	3,419	3,419
Net loss	—	—	(196,328)	—	(196,328)
Comprehensive income/(loss) for the period	—	—	(196,328)	3,419	(192,909)
Equity-settled share-based payment	—	16,946	—	—	16,946
Share options exercised	2	836	—	—	838
Issue of share capital – net of transaction costs	180	129,345	—	—	129,525
Balance as of September 30, 2026	1,523	1,424,465	(982,316)	(5,173)	438,499

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